

February 23, 2011

Wang Youngsheng
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi province,
CHINA
A-28,Van Metropolis, #35 Tangyan Road,
Xi'an, Shaanxi, PRC,
710065

> **Re: China Du Kang Co., Ltd.**
> **Form 10–12g, Amendment 6**
> **Filed January 24, 2011**
> **File No.: 0-53833**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 3</u>

<u>Overview, page 3</u>

<u>Distribution Method of the Products and Services, page 6</u>

1. Please revise the discussion of the distribution methods to discuss the percent of revenues attributable to each distribution method: distributor, agent and licensee. In addition, please provide a more detailed discussion of the material terms of each type of

agreement, as previously requested in comments one, two and three from our letter dated December 2, 2010.

2. We reissue prior comment 5 from our letter dated December 2, 2010. Please disclose the current number of part time employees. This is in addition to the discussion of the fluctuations in the number of workers based upon the season.

Risk Factors, page 10

3. We note from your responses to comments six through 12 of our letter dated December 2, 2010 that the conversion of PRC GAAP to US GAAP is performed solely by the CFO. While the CFO became familiar with US GAAP while preparing reports for past employers, it does not appear to us, based on your response, that your CFO has sufficient education in US GAAP and experience in maintaining books and records and preparing financial statements in accordance with US GAAP. Please revise your risk factors to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include your books and records being maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP not having knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please tell us how you considered these factors as well as the restatement to correct errors in concluding that your disclosure controls and procedures were adequate as of December 31, 2009, as disclosed in Item 14 of your Form 10-K/A filed on January 24, 2011.

Management's Discussion and Analysis, page 15

Overview, page 16

Liquidity and Capital Resources, page 23

4. We note the disclosure that eight of the related party loans are to affiliated entities over which the company exercises control. Please clarify whether these loans are from these entities, as it appears from the table.

5. We note the disclosure regarding the loans provided by affiliated companies. Please disclose the nature of the affiliation for each company disclosed in this section. In addition, please revise this section to discuss the loans provided to third parties, in addition to the discussion already included of the loans from third parties.

<u>Liquidity and Capital Resources and Results of Operations as of June 30, 2010 and for the Six Months Then Ended (unaudited), page 25</u>

6. Please update all of the interim disclosures to reflect the interim period for which financial statements have been presented. In this regard, present discussion of your financial information as of and for the nine months ended September 30, 2010 and the comparable interim period in 2009 rather than the six months ended June 30, 2010.

<u>Item 15. Financial Statements and Exhibits</u>

<u>Consolidated Statement of Cash Flows</u>

7. You have not complied with prior comment 28 in our letter dated December 2, 2010 and we therefore reissue the comment. Accordingly, please revise your presentation to present as investing activities the amounts of cash loaned to related parties separately from the cash received in repayment of loans; and present as financing activities the amounts of cash proceeds from related party borrowings separately from cash repayments of related party borrowings.

8. Please reconcile for us for the annual and interim financial statements presented the change in amounts due to related parties and the change in amounts due from related parties to the information presented in your statements of cash flows. For example, we note that the amounts due from related parties decreased $464,500 during the nine months ended September 30, 2010 from $15,095,908 at September 30, 2010 to $14,631,408 at December 31, 2009. However, your cash flow statement reflects payback of loans to related parties of $764,496 for the nine months ended September 30, 2010.

<u>Note 1 – Restatement of Previously Issued Financial Statements (restated)</u>

9. Please remove the sentence, "We provided responses and amended our financial statements per such comments." You may disclose you received a letter from the staff of the U.S. Securities and Exchange Commission and clarify that management decided to restate the financial statements and revise other disclosures.

<u>Restatement to a lease</u>

10. It appears that you present the liabilities related to the pension and unemployment insurance payments together with Sanjiu's lease obligation. Please revise your presentation to characterize these liabilities as two separate liabilities throughout the filing rather than combine them. For example, we note the balance sheet contains a line item described as lease liabilities yet this line item agrees with the total amount presented in the table to Note 5 for Estimated Pension and Unemployment Insurance Expense.

Note 2 – Organization and Operations

11. We note your disclosure that, under the SAFE regulations, a Chinese entity may not be owned or controlled directly by foreign investors or shareholders but may be acquired in a two-step transaction with a wholly-owned foreign enterprise. It appears from the table that the Chinese entities in which your operations reside are owned by entities incorporated outside of China, which appears to contradict this disclosure. Please confirm to us that your organizational structure complies with the regulations regarding foreign ownership, or tell us how the regulations impact your ability to include financial information for Baishui Dukang and Brand Management in your consolidated financial statements and add risk factor disclosure regarding the impact of the regulations.

Exhibits

12. Please revise the exhibit index to conform to Item 601 of Regulation S-K, including providing an exhibit number and title for each exhibit. It appears you have copied the sample Index in the Instructions to Item 601.

13. We reissue comment 31 from our letter dated December 2, 2010. Please file the original lease entered into in March 2002 as referenced in former Exhibit 10.3. Please file validly executed agreements.

14. We note that exhibits 10.6 through 10.29 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise.

15. Please file the loan agreement with Shaanxi Changjiang Electric Power and Energy Sources Co. Ltd. Please file the license agreement with Shanxi Baishui Xingjijiu Marketing Co., Ltd. Lastly, we note the major suppliers listed in the financial statements footnotes. Please include disclosure in the business section and file any material agreements with major suppliers as exhibits.

16. Please file exhibits 10.34 and 10.35 in their entirety. We note that the appendices have not been filed with the agreement.

Form 10-K for the Fiscal Year ended December 31, 2009

17. Please amend your Form 10-K to comply with the comments issued above on the Form 10, as applicable.

18. Please include the signature of your controller or principal accounting officer. See Instruction D(2)(b) to Form 10-K.

Forms 10-Q

19. We reissue comment 38 from our letter dated December 2, 2010. Please amend your Forms 10-Q as necessary to comply with the comments issued on the Form 10.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services